

April 4, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.D. 20549

Re: Civil Action Documents Filed with Respect to Harbor Funds (File No. 811-04676) and
Harbor Capital Advisors, Inc. (File No. 812-13901)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds and Harbor Capital Advisors, Inc.,
pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a
motion to dismiss the compliant of Terrence Zehrer, on behalf of Harbor International Fund,
against Harbor Capital Advisors, Inc. as the investment manager, in the United States District
Court for the District of Illinois (Case No. 1:14-cv-00789), filed by Harbor Capital Advisors, Inc.
on Mach 31, 2014.

If you have any questions regarding this filing, please contact me at 312-443-4428.

Sincerely,

/s/ Shanna J. Palmersheim
_____

Shanna J. Palmersheim, Esq.
Assistant Secretary

Cc: Christopher P. Harvey, Esq.
        Jill Damon, Esq.
        Jennifer Wendell, Esq.
        Dechert LLP

        David G. Van Hooser
        Anmarie S. Kolinski
        Charles F. McCain, Esq.
        Erik D. Ojala, Esq.
        Susan A. DeRoche
        Harbor Funds

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND, Plaintiff, v. HARBOR CAPITAL ADVISORS, INC., Defendant, -and- HARBOR INTERNATIONAL FUND, Nominal Defendant.	Case No. 1:14-CV-00789 Honorable Joan Humphrey Lefkow

<u>MOTION OF HARBOR CAPITAL ADVISORS, INC. TO DISMISS</u>

Defendant Harbor Capital Advisors, Inc. ("HCA"), by its undersigned counsel, respectfully moves the Court pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for the entry of an Order dismissing the Verified Complaint of Plaintiff Terrence Zehrer for failure to state a claim upon which relief can be granted under Section 36(b) of the Investment Company Act of 1940 (the "ICA"), as amended, 15 U.S.C. § 80a-35 (b) ("§ 36(b)").

In support of its motion, HCA states as follows:

1.   The Complaint in this action purports to assert a claim that HCA has breached its fiduciary duty under § 36(b) with respect to its receipt of compensation for investment advisory services performed on behalf of Harbor International Fund (the "Fund"). The Fund is a share

series of Harbor Funds, a Delaware statutory trust and a registered open-end investment company.

2.   The United States Supreme Court has adopted a stringent test for liability under § 36(b): "to face liability under § 36(b), an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones v. Harris Assocs., L.P.*, 559 U.S. 335, 346 (2010). In so ruling, the Court approved as "correct in its basic formulation of what § 36(b) requires" the standard articulated by the Second Circuit in *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir. 1982), which established a non-exclusive list of six factors considered in determining whether an advisory fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining. Those six factors are: (1) the independence, expertise, and conscientiousness of the independent members of the fund board in evaluating and approving the advisory fee; (2) the nature and quality of the services provided to the fund and its shareholders; (3) the profitability to the adviser of its relationship with the fund; (4) whether economies of scale, if any, are shared with fund investors; (5) comparative fee structures; and (6) "fall-out" benefits resulting to the adviser. *Gartenberg*, 694 F.2d at 929-32.

3.   In assessing whether the Complaint in this case states a claim that the investment management fees received by HCA were so disproportionately large that they bore no reasonable relationship to the services rendered, conclusions couched as factual allegations, as well as allegations "amount[ing] to nothing more than a 'formulaic recitation of the elements'" of a claim must be disregarded. *Ashcroft v. Iqbal*, 556 U.S. 662, 681 (2009) (quoting *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 555 (2007)). "To survive a motion to dismiss, a complaint must

contain sufficient factual matter, accepted as true, to state a claim to relief that is plausible on its face," that is, factual content "that allows the court to draw the reasonable inference that the defendant is liable for the conduct alleged." *Iqbal*, 556 U.S. at 678.

4.   The Complaint in this case falls far short of pleading a claim that is plausible on its face under the standard articulated in *Gartenberg* and adopted by the Supreme Court in *Jones*. The Complaint therefore should be dismissed pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for failure to state a claim upon which relief can be granted.

5.   In further support of its Motion, HCA respectfully refers the Court to its proposed Memorandum submitted herewith, and to the Declaration of Paul J. Walsen, which is filed together with this motion.

WHEREFORE, for the reasons set forth herein and in the aforementioned proposed Memorandum, defendant Harbor Capital Advisors, Inc. respectfully requests that the Court enter an Order dismissing the Complaint of plaintiff Terrence Zehrer with prejudice, and awarding HCA its costs of suit and such other relief as the Court deems just and proper.

Dated: March 31, 2014   Respectfully submitted,

                                                             DEFENDANT HARBOR CAPITAL
                                                             ADVISORS, INC.

                                            By: /s/ John W. Rotunno
                                                         One of its Attorneys

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGinley
Nicole C. Mueller
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207

Telephone: 312.372.1121
Facsimile: 312.827.8000
Email: john.rotunno@klgates.com
      stephen.oneil@klgates.com
      paul.walsen@klgates.com
      molly.mcginley@klgates.com
      nicole.mueller@klgates.com

Attorneys for Harbor Capital Advisors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on March 31, 2014, the foregoing was filed with the Clerk of Court using the CM/ECF system, which will send notification of such filing to following counsels of record:

Norman Rifkind
Amelia S. Newton
351 West Hubbard Street, Suite 401
Chicago, Illinois 60654

Brian J. Robbins
Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
600 B Street, Suite 1900
San Diego, California 92101

Joanna L. Barry
Dechert LLP
Cira Centre, 2929 Arch Street
Philadelphia, PA 19104-2808

Angela M. Liu
Joni S. Jacobsen
Dechert LLP
77 West Wacker
Suite 3200
Chicago, IL 60601

David A. Kotler
Dechert LLP
Suite 500
902 Carnegie Center
Princeton, NJ 08540-6531

Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111

/s/ John W. Rotunno